UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                          May                            , 2003.
                 --------------------------------------------------------

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X]   Form 40-F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [_]   No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      GRUPO SIMEC, S.A. de C.V.
                                                     ---------------------------
                                                              (Registrant)

Date: May 9, 2003.                               By:    /s/ Luis Garcia Limon
                                                     ---------------------------
                                                 Name:  Luis Garcia Limon
                                                 Title: Chief Executive Officer

GRUPO
SIMEC

PRESS RELEASE                        Contact: Adolfo Luna Luna
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 33 3669 5740

       GRUPO SIMEC ANNOUNCES FINAL (AUDITED) RESULTS OF OPERATIONS FOR THE
                          YEAR ENDED DECEMBER 31, 2002

GUADALAJARA, MEXICO, May 6, 2003- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its final (audited) results of operations for the year ended December 31, 2002. Net sales increased 5% to Ps. 2,112 million in 2002 compared to Ps. 2,011 million in 2001. Primarily as a result of the recording of an exchange loss in 2002 versus the recording of an exchange gain in 2001, Simec recorded net income of Ps. 118 million in 2002 versus net income of Ps. 242 million for 2001.

Simec sold 609,202 metric tons of basic steel products during 2002 as compared to 560,726 metric tons in 2001. Exports of basic steel products increased to 80,179 metric tons in 2002 versus 48,385 metric tons in 2001. Additionally Simec sold 23,137 tons of billet in 2002 as compared to 1,248 tons of billet in 2001. Prices of finished products sold in 2002 decreased 5% in real terms versus 2001.

Simec's direct cost of sales was Ps. 1,413 million in 2002, or 67% of net sales, versus Ps. 1,350 million, or 67% of net sales, for 2001. Indirect manufacturing, selling, general and administrative expenses (including depreciation) decreased 6% to Ps. 444 million during 2002, from Ps. 471 million in 2001.

Simec's operating income increased 34% to Ps. 255 million during 2002 from Ps. 190 million in 2001. As a percentage of net sales, operating income was 12% in 2002 and 9% in 2001.

Simec recorded other expense, net, of Ps. 36 million in 2002 compared to other income, net, of Ps. 64 million in 2001. In addition, Simec recorded a gain in the provision for income tax and employee profit sharing of Ps. 22 million in 2002 versus a reserve of Ps. 17 million in 2001.

Simec recorded financial expense of Ps. 123 million in 2002 compared to financial income of Ps. 5 million in 2001 as a result of (i) net interest expense of Ps. 53 million in 2002 compared to net interest expense of Ps. 166 million in 2001, reflecting lower debt levels in 2002, (ii) an exchange loss of Ps. 100 million in 2002 compared to an exchange gain of Ps. 99 million in 2001, reflecting a decrease of 12.8% in the value of the peso versus the dollar in 2002 compared to an increase of 4.5% in the value of the peso versus the dollar in 2001 and (iii) a gain from monetary position of Ps. 30 million in 2002 compared to a gain from monetary position of Ps. 72 million in 2001, reflecting the domestic inflation rate of 5.7% in 2002 compared to the domestic inflation rate of 4.4% in 2001 and lower debt levels during 2002.

At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to Simec's parent company, Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the amortization of an aggregate of $6.7 million of bank debt in 2002 and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2002.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS
WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company, Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the semi-annual amortization installments on its bank debt of in May and November 2002 aggregating $6.7 million and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at December 31, 2002 was $227,666) which were issued in 1993 as part of a $68 million issuance.

At December 31, 2002, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants, and is seeking to have the covenants calculated based upon the financial statements of Simec rather than CSG, because the cause of the non compliance is intercompany debt owed by CSG to its parent company Simec.

In June 2002, ICH converted approximately $24.6 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American Depositary Share. In July 2002, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 26.8 million at the equivalent of U.S. $1.51 per American Depositary Share. In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares now represent 1 share of Series B Common Stock.

Net resources provided by operations were Ps. 317 million in 2002 versus net resources provided by operations of Ps. 356 million in 2001. Net resources used in financing activities were Ps. 229 million in 2002 (which amount reflects the prepayment of Ps. 481 million ($48.1 million) of bank debt, the scheduled amortization of an additional $6.7 million of its bank debt and the conversion by ICH of Ps. 252.7 million of loans (plus accrued interest thereon) into common shares and the increase of capital stock of Ps. 26.8 million as a result of the exercise of pre-emptive rights by certain minority shareholders) versus Ps. 362 million of net resources used in financing activities in 2001 (which amount reflects the redemption of Ps. 518 million ($52.3 million) of CSG notes, thereby retiring such issuance in full). Net
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
PAGE 2

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 43 million in 2002 versus net resources used in investing activities of Ps. 57 million in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Net Sales
Net sales of Simec increased 5% to Ps. 2,112 million in 2002 compared to Ps. 2,011 million in 2001. Sales in tons of basic steel products increased 9% to 609,202 tons in 2002 compared to 560,726 tons in 2001. Exports of basic steel products increased to 80,179 tons in 2002 versus 48,385 tons in 2001 due to higher margins for export sales in 2002 than in 2001. Additionally Simec sold 23,137 tons of billet in 2002 compared to 1,248 tons of billet in 2001. The average price of steel products decreased 5% in real terms in 2002 versus 2001, due principally to pricing pressures caused by imports of competing products.

Direct Cost of Sales
Simec's direct cost of sales increased 5% to Ps. 1,413 million in 2002 compared to Ps. 1,350 million in 2001. Direct cost of sales as a percentage of net sales was 67% in each of 2002 and 2001. The average cost of raw materials used to produce steel products decreased 6% in real terms in 2002 versus 2001 primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit
Simec's marginal profit increased 6% to Ps. 699 million in 2002 compared to Ps. 661 million in 2001. As a percentage of net sales, marginal profit was 33% in each of 2002 and 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general and administrative expenses (which include depreciation and amortization) decreased 6% to Ps. 444 million in 2002 from Ps. 471 million in 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in 2002 was Ps. 156 million compared to Ps. 140 million in 2001.

Operating Income
Simec's operating income increased 34% to Ps. 255 million in 2002 compared to Ps. 190 million in 2001. As a percentage of net sales, operating income was 12% in 2002 and 9% in 2001.

Financial Income (Expense)
Simec recorded financial expense in 2002 of Ps. 123 million compared to financial income of Ps. 5 million during 2001. Simec recorded an exchange loss of approximately Ps. 100 million in 2002 compared to an exchange gain of Ps. 99 million in 2001 reflecting the 12.8% decrease in the value of the peso versus the dollar in 2002 versus an increase of 4.5% in the value of the peso versus the dollar in 2001. Net interest expense was Ps. 53 million in 2002 versus Ps. 166 million during 2001 reflecting a lower amount of debt
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
PAGE 3

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
outstanding during 2002. Simec recorded a gain from monetary position of Ps. 30 million in 2002 compared to a gain from monetary position of Ps. 72 million in 2001, reflecting the domestic inflation rate of 5.7% in 2002 as compared to 4.4% in 2001 and lower debt levels during 2002.

Other Income (Expense), Net
Simec recorded other expense, net, of Ps. 36 million in 2002 reflecting (i) income relating to tax benefits associated with the acquisition of machinery and equipment in 2001 of Ps. 6 million, (ii) a gain of Ps. 2 million in respect of $200,000 principal amount of Simec's MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled, (iii) income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill, (iv) expenses relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 20 million, (v) expenses of Ps. 2 million for fees relating to obtaining the approval of the Comision Nacional Bancaria y de Valores to increase the capital stock of Simec (vi) a reserve of Ps. 10 million relating to the realizable value of idle machinery and equipment,
(vii) a reserve of Ps. 8 million relating to the clean-up of contaminated land at the Pacific Steel facilities and (viii) expenses related to other financial operations of Ps. 7 million. Simec recorded other income, net, of Ps. 64 million in 2001 reflecting (i) income resulting from the cancellation of Ps. 15 million of interest on bank debt recorded as accrued interest in 2000, (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Simec's former parent company, Grupo Sidek, (iv) expenses relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 25 million and (vii) income related to other financial operations of Ps. 14 million.

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 22 million for income tax and employee profit sharing in 2002 (including a decrease in the provision of Ps. 57 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 17 million in 2001 (including a decrease in the provision of Ps. 5 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 118 million in 2002 compared to net income of Ps. 242 million in 2001.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin were Ps. 766 million at December 31, 2002 compared to Ps. 697 million at December 31, 2001. The
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
PAGE 4

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------

effect on Simec's consolidated statement of income in 2002 was a decrease of Ps. 57 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 5 million in 2001. These provisions do not affect the cash flow of Simec.

--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

JUDGED INFORMATION                                                            Final Printing
--------------------------------------------------------------------------------------------
REF          CONCEPTS                             QUARTER OF PRESENT     QUARTER OF PREVIOUS
                                                  ------------------------------------------
 S                                                   Amount      %         Amount       %
--------------------------------------------------------------------------------------------
 1     TOTAL ASSETS                                5,222,019    100        4,885,186   100

 2     CURRENT ASSETS                                843,293     16          752,628    15
 3     CASH AND SHORT-TERM INVESTMENTS               109,059      2           64,765     1
 4     ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)       405,427      8          330,875     7
 5     OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE        53,681      1           63,016     1
 6     INVENTORIES                                   269,148      5          286,972     6
 7     OTHER CURRENT ASSETS                            5,978      0            7,000     0
 8     LONG-TERM                                           0      0                0     0
 9     ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)             0      0                0     0
10     INVESTMENT IN SHARES OF SUBSIDIARIES
       AND NON-CONSOLIDATED                                0      0                0     0
11     OTHER INVESTMENTS                                   0      0                0     0
12     PROPERTY, PLANT AND EQUIPMENT               4,109,353     79        3,832,744    78
13     PROPERTY                                    1,837,058     35        1,855,758    38
14     MACHINERY AND INDUSTRIAL                    3,661,123     70        3,070,154    63
15     OTHER EQUIPMENT                               187,135      4          173,994     4
16     ACCUMULATED DEPRECIATION                    1,604,570     31        1,312,536    27
17     CONSTRUCTION IN PROGRESS                       28,607      1           45,374     1
18     DEFERRED ASSETS (NET)                         269,373      5          299,814     6
19     OTHER ASSETS                                        0      0                0     0

20     TOTAL LIABILITIES                           1,627,341    100        1,951,052   100

21     CURRENT LIABILITIES                           852,744     52        1,244,924    64
22     SUPPLIERS                                     208,348     13          137,331     7
23     BANK LOANS                                    341,151     21          847,470    43
24     STOCK MARKET LOANS                              3,114      0            4,851     0
25     TAXES TO BE PAID                               47,010      3           17,298     1
26     OTHER CURRENT LIABILITIES                     253,121     16          237,974    12
27     LONG-TERM LIABILITIES                               0      0                0     0
28     BANK LOANS                                          0      0                      0
29     STOCK MARKET LOANS                                  0      0                0     0
30     OTHER LOANS                                         0      0                0     0
31     DEFERRED LOANS                                774,597     48          706,128    36
32     OTHER LIABILITIES                                   0      0                0     0

33     CONSOLIDATED STOCKHOLDERS' EQUITY           3,594,678    100        2,934,134   100

34     MINORITY INTEREST                                 242      0              230     0
35     MAJORITY INTEREST                           3,594,436    100        2,933,904   100
36     CONTRIBUTED CAPITAL                         3,229,672     90        2,950,172   101
37     PAID-IN CAPITAL STOCK (NOMINAL)             1,575,987     44        1,304,524    44
38     RESTATEMENT OF PAID-IN CAPITAL STOCK        1,054,027     29        1,045,990    36
39     PREMIUM ON SALES OF SHARES                    599,658     17          599,658    20
40     CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES          0      0                0     0
41     CAPITAL INCREASE (DECREASE)                   364,764     10          (16,268)   (1)
42     RETAINES EARNINGS AND CAPITAL RESERVE       1,085,524     30          843,273    29
43     REPURCHASE FUND OF SHARES                      77,013      2           77,013     3
44     EXCESS (SHORTFALL) IN RESTATEMENT OF
       STOCKHOLDERS' EQUITY                         (915,836)   (25)      (1,178,805)  (40)

45     NET INCOME FOR THE YEAR                       118,063      3          242,251     8
--------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          BREAKDOWN OF MAIN CATEGORIES
                              (Thousands of Pesos)

JUDGED INFORMATION                                                            Final Printing
--------------------------------------------------------------------------------------------
REF                                               QUARTER OF PRESENT     QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR          FINANCIAL YEAR
             CONCEPTS                             ------------------------------------------
 S                                                   Amount      %         Amount       %
--------------------------------------------------------------------------------------------
 3     CASH AND SHORT TERM INVESTMENTS               109,059      100       64,765      100
46     CASH                                           82,470       76       43,437       67
47     SHORT-TERM INVESTMENTS                         26,589       24       21,328       33

18     DEFERRED ASSETS (NET)                         269,373      100      299,814      100
48     AMORTIZED OR REDEEMED EXPENSES                267,142       99      297,329       99
49     GOODWILL                                            0        0            0        0
50     DEFERRED TAXES                                      0        0            0        0
51     OTHERS                                          2,231        1        2,485        1

21     CURRENT LIABILITIES                           852,744      100    1,244,924      100
52     FOREIGN CURRENCY LIABILITIES                  545,260       64    1,049,117       84
53     MEXICAN PESOS LIABILITIES                     307,484       36      195,807       16

24     STOCK MARKET LOANS                              3,114      100        4,851      100
54     COMMERCIAL PAPER                                    0        0            0        0
55     CURRENT MATURITIES OF MEDIUM TERM NOTES         3,114      100        4,851      100
56     CURRENT MATURITIES OF BONDS                         0        0            0        0

26     OTHER CURRENT LIABILITIES                     253,121      100      237,974      100
57     OTHER CURRENT LIABILITIES WITH COST           151,797       60      143,276       60
58     OTHER CURRENT LIABILITIES WITHOUT COST        101,324       40       94,698       40

27     LONG-TERM LIABILITIES                               0        0            0        0
59     FOREIGN CURRENCY LIABILITIES                        0        0            0        0
60     MEXICAN PESOS LIABILITIES                           0        0            0        0

29     STOCK MARKET LOANS                                  0        0            0        0
61     BONDS                                               0        0            0        0
62     MEDIUM TERM NOTES                                   0        0            0        0

30     OTHER LOANS                                         0        0            0        0
63     OTHER LOANS WITH COST                                        0                     0
64     OTHER LOANS WITHOUT COST                                     0                     0

31     DEFERRED LOANS                                774,597      100      706,128      100
65     NEGATIVE GOODWILL                                   0        0            0        0
66     DEFERRED TAXES                                766,262       99      697,069       99
67     OTHERS                                          8,335        1        9,059        1

32     OTHER LIABILITIES                                   0        0            0        0
68     RESERVES                                            0        0            0        0
69     OTHER LIABILITIES                                   0        0            0        0

44     EXCESS (SHORTFALL) IN RESTATEMENT OF
       STOCKHOLDERS' EQUITY                         (915,836)    (100)  (1,178,805)    (100)
70     ACCUMULATED INCOME DUE TO MONETARY POSITION  (915,836)    (100)  (1,178,805)    (100)
71     INCOME FROM NON-MONETARY POSITION ASSETS            0        0            0        0
--------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
REF                                     QUARTER OF PRESENT   QUARTER OF PREVIOUS
                                          FINANCIAL YEAR        FINANCIAL YEAR
              CONCEPTS                  ----------------------------------------
 S                                         AMOUNT                   AMOUNT
--------------------------------------------------------------------------------
72  WORKING CAPITAL                             (9,451)              (492,296)
73  PENSIONS FUND AND SENIORITY PREMIUMS             0                      0
74  EXECUTIVES (*)                                  28                     35
75  EMPLOYERS (*)                                  390                    407
76  WORKERS (*)                                    915                    944
77  COMMON SHARES (*)                    2,160,625,003          1,788,452,125
78  REPURCHASED SHARES (*)                           0                      0
--------------------------------------------------------------------------------

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                 FROM JANUARY 1 TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

JUDGED INFORMATION                                                           Final Printing
-------------------------------------------------------------------------------------------
REF                                               QUARTER OF PRESENT    QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR         FINANCIAL YEAR
              CONCEPTS                            -----------------------------------------
 R                                                 Amount        %          Amount       %
-------------------------------------------------------------------------------------------
 1    NET SALES                                   2,112,457     100        2,011,305    100
 2    COST OF SALES                               1,413,509      67        1,350,361     67
 3    GROSS INCOME                                  698,948      33          660,944     33
 4    OPERATING EXPENSES                            443,773      21          471,045     23
 5    OPERATING INCOME                              255,175      12          189,899      9
 6    TOTAL FINANCING COST                          123,717       6           (5,023)     0
 7    INCOME AFTER FINANCING COST                   131,458       6          194,922     10
 8    OTHER FINANCIAL OPERATIONS                     35,730       2          (64,269)    (3)
 9    INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING                                        95,728       5          259,191     13
10    RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING                                       (22,344)     (1)          16,922      1
11    NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING                                       118,072       6          242,269     12
12    SHARE IN NET INCOME OF SUBSISIARIES AND
      NON-CONSOLIDATED ASSOCIATES                         0       0                0      0
13    CONSOLIDATED NET INCOME FROM CONTINUOUS
      OPERATIONS                                    118,072       6          242,269     12
14    INCOME FROM DISCONTINUOUS OPERATIONS                0       0                0      0
15    CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS                           118,072       6          242,269     12
16    EXTRAORDINARY ITEMS NET EXPENSES (INCOME)           0       0                0      0
17    NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES                    0       0                0      0
18    NET CONSOLIDATED INCOME                       118,072       6          242,269     12
19    NET INCOME OF MINORITY INTEREST                     9       0               18      0
20    NET INCOME OF MAJORITY INTEREST               118,063       6          242,251     12
-------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

JUDGED INFORMATION                                                                     Final Printing
-----------------------------------------------------------------------------------------------------
REF                                                      QUARTER OF PRESENT     QUARTER OF PREVIOUS
                                                           FINANCIAL YEAR          FINANCIAL YEAR
              CONCEPTS                            ---------------------------------------------------
 R                                                       Amount        %         Amount          %
-----------------------------------------------------------------------------------------------------
 1   NET SALES                                          2,112,457     100       2,011,305         100
21   DOMESTIC                                           1,856,238      88       1,856,353          92
22   FOREIGN                                              256,219      12         154,952           8
23   TRANSLATED INTO DOLLARS (***)                         25,655                  15,513

6    TOTAL FINANCING COST                                 123,717     100          (5,023)        100
24   INTEREST PAID                                         54,447      44         170,775      (3,400)
25   EXCHANGE LOSSES                                       99,734      81               0           0
26   INTEREST EARNED                                        1,087       1           5,028        (100)
27   EXCHANGE PROFITS                                           0       0          98,982      (1,971)
28   GAIN FROM MONETARY POSITION                          (29,377)    (24)        (71,788)      1,429

8    OTHER FINANCIAL OPERATIONS                            35,730     100         (64,269)        100
29   OTHER NET EXPENSES (INCOME) NET                       35,730     100         (64,269)        100
30   (PROFIT LOSS ON SALE OF OWN SHARES                         0       0               0           0
31   (PROFIT LOSS ON SALE OF SHORT-TERM INVESTMENTS             0       0               0           0

10   RESERVE FOR TAXESS AND WORKERS' PROFIT SHARING       (22,344)    100          16,922         100
32   INCOME TAX                                            34,059    (152)         20,721         122
33   DEFERED INCOME TAX                                   (56,711)    254          (5,202)        (31)
34   WORKERS' PROFIT SHARING                                  308      (1)          1,403           8
35   DEFERED WORKERS' PROFIT SHARING                            0       0               0           0
-----------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
REF                                     QUARTER OF PRESENT   QUARTER OF PREVIOUS
             CONCEPTS                     FINANCIAL YEAR        FINANCIAL YEAR
 R                                            AMOUNT                AMOUNT
--------------------------------------------------------------------------------
36    TOTAL SALES                           2,250,354             2,109,486
37    NETR INCOME OF THE YEAR                       0                     0
38    NET SALES (**)                        2,112,457             2,011,305
39    OPERATION INCOME (**)                   255,175               189,899
40    NET INCOME OF MAJORITY INTEREST (**)    118,063               242,251
41    NET CONSOLIDATED INCOME (**)            118,072               242,269
--------------------------------------------------------------------------------

(***) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                 FROM JANUARY 1 TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

JUDGED INFORMATION                                                         Final Printing
-----------------------------------------------------------------------------------------
REF                                               QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR       FINANCIAL YEAR
              CONCEPTS                            ---------------------------------------
 C                                                      AMOUNT               AMOUNT
-----------------------------------------------------------------------------------------
 1  CONSOLIDATED NET INCOME                            118,072                 242,269
 2  + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
    CASH                                               129,233                 134,754
 3  CASH FLOW FROM NET INCOME OF THE YEAR              247,305                 377,023
 4  CASH FLOW FROM CHANGE IN WORKING CAPITAL            69,505                 (21,182)
 5  CASH GENERATED (USED) IN OPERATING ACTIVITIES      316,810                 355,841
 6  CASH FLOW FROM EXTERNAL FINANCING                 (508,914)             (2,044,910)
 7  CASH FLOW FROM INTERNAL FINANCING                  279,500               1,683,276
    RECURSOS GENERADOS (UTILIZADOS)
 8  CASH FLOW GENERATED (USED) BY FINANCING           (229,414)               (361,634)
 9  CASH FLOW GENERATED (USED) IN INVESTMENT
    ACTIVITIES                                         (43,102)                (57,501)
10  NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
    INVESTMENTS                                         44,294                 (63,294)
11  CASH AND SHORT-TERM INVESTMENTS AT THE
    BEGINNING OF PERIOD                                 64,765                 128,059
12  CASH AND SHORT TERM INVESTMENTS AT THE END
    OF PERIOD                                          109,059                  64,765
-----------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

JUDGED INFORMATION                                                            Final Printing
--------------------------------------------------------------------------------------------
REF                                                  QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                       FINANCIAL YEAR      FINANCIAL YEAR
              CONCEPTS                               ---------------------------------------
 S                                                         AMOUNT              AMOUNT
--------------------------------------------------------------------------------------------
 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     CASH                                                 129,233                134,754
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR           155,917                140,215
14   + (-) NET INCREASE (DECREASE IN PENSIONS FUNS
     AND SENIORITY PREMIUMS                                   134                      0
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                  0                      0
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION                                              0                      0
17   + (-) OTHER ITEMS                                    (26,818)                (5,461)

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL              69,505                (21,182)
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES     (74,552)                40,444
19   + (-) DECREASE (INCREASE) IN INVENTORIES              17,824                  6,831
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLES                                           10,357                 (9,639)
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT         71,017                (68,138)
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES        44,859                  9,320

 6   CASH FLOW FROM EXTERNAL FINANCING                   (508,914)            (2,044,910)
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING          39,360                (65,186)
24   + LONG-TERM BANK AND STOCK MARKET FINANCING                0                (90,671)
25   + DIVIDEND RECEIVED                                        0                      0
26   OTHER FINANCING                                         (858)                   (49)
27   (-) BANK FINANCING AMORTIZATION                     (545,456)            (1,329,599)
28   (-) STOCK MARKET AMORTIZATION                         (1,960)              (559,405)
29   (-) OTHER FINANCING AMORTIZATION                           0                      0

 7   CASH FLOW FROM INTERNAL FINANCING                    279,500              1,683,276
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCK           279,500              1,083,618
31   (-) DIVIDENDS PAID                                         0                      0
32   + PREMIUM ON SALE OF SHARES                                0                599,658
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                0                      0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES                                           (43,102)               (57,501)
34   +(-) INCREASE (DECREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE                                      0                      0
35   (-)  ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT     (8,917)               (40,180)
36   (-) INCREASE IN CONSTRUCTION PROGRESS                      0                      0
37   + SALO OF OTHER PERMANENT INVESTMENTS                      0                      0
38   + SALE OF TANGIBLE FIXED ASSETS                            0                    865
39   +(-) OTHER ITEMS                                     (34,185)               (18,186)
--------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

JUDGED INFORMATION                                                            Final Printing
--------------------------------------------------------------------------------------------
REF                                                  QUARTER OF PRESENT  QUARTER OF PREVIOUS
              CONCEPTS                                  FINANCIAL YEAR      FINANCIAL YEAR
 P
--------------------------------------------------------------------------------------------
       YIELD
 1   NET INCOME TO NET SALES                                  5.59%             12.05%
 2   NET INCOME TO STOCKHOLDERS' EQUITY (**)                  3.28%              8.26%
 3   NET INCOME TO TOTAL ASSETS (**)                          2.26%              4.96%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME               0.00%              0.00%
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME           24.88%             29.63%

     ACTIVITY
 6   NET SALES TO NET ASSETS (**)                             0.40 times         0.41 times
 7   NET SALES TO FIXED ASSETS (**)                           0.51 times         0.52 times
 8   INVENTORIES ROTATION (**)                                5.25 times         4.71 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES                       60 days            51 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        8.40%             15.00%

     LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS                       31.16%             39.94%
12   TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                0.45 times         0.66 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       33.51%             53.77%
14   LONG-TERM LIABILITIES TO FIXED ASSETS                    0.00%              0.00%
15   OPERATING INCOME TO INTEREST PAID                        4.69 times         1.11 times
16   NET SALES TO TOTAL LIABILITIES (**)                      1.30 times         1.03 times

     LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES                    0.99 times         0.60 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES                                              0.67 times         0.37 times
19   CURRENT ASSETS TO TOTAL LIABILITIES                      0.52 times         0.39 times
20   CURRENT ASSETS TO CURRENT LIABILITIES                   12.79%              5.20%

     CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES                  11.71%             18.75%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES                                             3.29%             -1.05%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID                                            5.82 times         2.08 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING                                    221.83%            565.46%
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING                                          -121.83%           -465.46%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES                                              20.69%             69.88%
--------------------------------------------------------------------------------------------

(**)  IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
      MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION                                                            Final Printing
--------------------------------------------------------------------------------------------
REF                                                  QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                       FINANCIAL YEAR      FINANCIAL YEAR
              CONCEPTS                               ---------------------------------------
 D                                                         AMOUNT              AMOUNT
--------------------------------------------------------------------------------------------
1    BASIC PROFIT PER ORDINARY SHARE (**)                 $0.06                $0.22
2    BASIC PROFIT PER PREFERENCE SHARE (**)               $0.00                $0.00
3    DILUTED PROFIT PER ORDINARY SHARE (**)               $0.00                $0.00
4    CONTINUOUS OPERATING PROFIT PER COMMON
     SHARE (**)                                           $0.06                $0.22
5    EFFECT OF DISCONTINUED OPERATIONS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)           $0.00                $0.00
6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)           $0.00                $0.00
7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)           $0.00                $0.00
8    CARRYING VALUE PER SHARE                             $1.66                $1.64
9    CASH DIVIDEND ACCUMULATED PER SHARE                  $0.00                $0.00
10   DIVIDEND IN SHARES PER SHARE                          0.00 shares          0.00 shares
11   MARKET PRICE TO CARRYING VALUE                        0.28 times           0.38 times
12   MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)    8.50 times           2.86 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENCE
     SHARE (**)                                            0.00 times           0.00 times
--------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                    CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
Stockholders' Equity:

Effects of inflation - The effects of inflation on stockholders' equity at December 31, 2002 are as follows:

                                      Historical      Restated
                                         Cost          Amount          Total
Capital stock                       Ps. 1,575,987  Ps. 1,054,027  Ps. 2,630,014
Additional paid-in capital                549,517         50,141        599,658
Retained earnings                         858,574        422,026      1,280,600
Excess resulting from restating
    Stockholders' equity to reflect
    Certain effects of inflation               --       (119,450)      (119,450)
Effect deferred income tax
    Bulletin D-4                         (662,340)      (134,046)      (796,386)

Premium in subscription of Capital Stock made in March 29, 2001.

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 766,262 at December 31, 2002 compared to Ps. 697,069 at December 31, 2001. The effect on Simec's consolidated statement of income in 2002, was a decrease of Ps. 56,711 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 5,202 in 2001. These provisions do not affect the cash flow of Simec.

We don't have interest paid in UDI's

We don't have interest earned in UDI's

Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

                                       December 31, 2002  December 31, 2001
Net loss (profit) in money exchange      Ps.   70,449       Ps.   (79,762)
Net loss (profit) in liabilities
   actualization                              (45,963)           (122,104)
--------------------------------------------------------------------------------

      (1) THIS REPORT CONTAINS THE NOTES CORESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS
WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company, Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the semi-annual amortization installments on its bank debt of in May and November 2002 aggregating $6.7 million and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at December 31, 2002 was $227,666) which were issued in 1993 as part of a $68 million issuance.

At December 31, 2002, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants, and is seeking to have the covenants calculated based upon the financial statements of Simec rather than CSG, because the cause of the non compliance is intercompany debt owed by CSG to its parent company Simec.

In June 2002, ICH converted approximately $24.6 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American Depositary Share. In July 2002, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 26.8 million at the equivalent of U.S. $1.51 per American Depositary Share. In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares now represent 1 share of Series B Common Stock.

Net resources provided by operations were Ps. 317 million in 2002 versus net resources provided by operations of Ps. 356 million in 2001. Net resources used in financing activities were Ps. 229 million in 2002 (which amount reflects the prepayment of Ps. 481 million ($48.1 million) of bank debt, the scheduled amortization of an additional $6.7 million of its bank debt and the conversion by ICH of Ps. 252.7 million of loans (plus accrued interest thereon) into common shares and the increase of capital stock of Ps. 26.8 million as a result of the exercise of pre-emptive rights by certain minority shareholders) versus Ps. 362 million of net resources used in financing activities in 2001 (which amount reflects the redemption of Ps. 518 million ($52.3 million) of CSG notes, thereby retiring such issuance in full). Net
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 43 million in 2002 versus net resources used in investing activities of Ps. 57 million in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Net Sales
Net sales of Simec increased 5% to Ps. 2,112 million in 2002 compared to Ps. 2,011 million in 2001. Sales in tons of basic steel products increased 9% to 609,202 tons in 2002 compared to 560,726 tons in 2001. Exports of basic steel products increased to 80,179 tons in 2002 versus 48,385 tons in 2001 due to higher margins for export sales in 2002 than in 2001. Additionally Simec sold 23,137 tons of billet in 2002 compared to 1,248 tons of billet in 2001. The average price of steel products decreased 5% in real terms in 2002 versus 2001, due principally to pricing pressures caused by imports of competing products.

Direct Cost of Sales
Simec's direct cost of sales increased 5% to Ps. 1,413 million in 2002 compared to Ps. 1,350 million in 2001. Direct cost of sales as a percentage of net sales was 67% in each of 2002 and 2001. The average cost of raw materials used to produce steel products decreased 6% in real terms in 2002 versus 2001 primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit
Simec's marginal profit increased 6% to Ps. 699 million in 2002 compared to Ps. 661 million in 2001. As a percentage of net sales, marginal profit was 33% in each of 2002 and 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general and administrative expenses (which include depreciation and amortization) decreased 6% to Ps. 444 million in 2002 from Ps. 471 million in 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in 2002 was Ps. 156 million compared to Ps. 140 million in 2001.

Operating Income
Simec's operating income increased 34% to Ps. 255 million in 2002 compared to Ps. 190 million in 2001. As a percentage of net sales, operating income was 12% in 2002 and 9% in 2001.

Financial Income (Expense)
Simec recorded financial expense in 2002 of Ps. 123 million compared to financial income of Ps. 5 million during 2001. Simec recorded an exchange loss of approximately Ps. 100 million in 2002 compared to an exchange gain of Ps. 99 million in 2001 reflecting the 12.8% decrease in the value of the peso versus the dollar in 2002 versus an increase of 4.5% in the value of the peso versus the dollar in 2001. Net interest expense was Ps. 53 million in 2002 versus Ps. 166 million during 2001 reflecting a lower amount of debt
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
outstanding during 2002. Simec recorded a gain from monetary position of Ps. 30 million in 2002 compared to a gain from monetary position of Ps. 72 million in 2001, reflecting the domestic inflation rate of 5.7% in 2002 as compared to 4.4% in 2001 and lower debt levels during 2002.

Other Income (Expense), Net
Simec recorded other expense, net, of Ps. 36 million in 2002 reflecting (i) income relating to tax benefits associated with the acquisition of machinery and equipment in 2001 of Ps. 6 million, (ii) a gain of Ps. 2 million in respect of $200,000 principal amount of Simec's MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled, (iii) income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill, (iv) expenses relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 20 million, (v) expenses of Ps. 2 million for fees relating to obtaining the approval of the Comision Nacional Bancaria y de Valores to increase the capital stock of Simec (vi) a reserve of Ps. 10 million relating to the realizable value of idle machinery and equipment,
(vii) a reserve of Ps. 8 million relating to the clean-up of contaminated land at the Pacific Steel facilities and (viii) expenses related to other financial operations of Ps. 7 million. Simec recorded other income, net, of Ps. 64 million in 2001 reflecting (i) income resulting from the cancellation of Ps. 15 million of interest on bank debt recorded as accrued interest in 2000, (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Simec's former parent company, Grupo Sidek, (iv) expenses relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 25 million and (vii) income related to other financial operations of Ps. 14 million.

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 22 million for income tax and employee profit sharing in 2002 (including a decrease in the provision of Ps. 57 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 17 million in 2001 (including a decrease in the provision of Ps. 5 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 118 million in 2002 compared to net income of Ps. 242 million in 2001.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin were Ps. 766 million at December 31, 2002 compared to Ps. 697 million at December 31, 2001. The
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------

effect on Simec's consolidated statement of income in 2002 was a decrease of Ps. 57 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 5 million in 2001. These provisions do not affect the cash flow of Simec.

--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 2                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o     Compania Siderurgica de California, S.A. de C.V.

o     Industrias del Acero y del Alambre, S.A. de C.V.

o     Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                          PAGE 2
                                     ANNEX 2                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2002 are as follows:

                                                    Years
Buildings......................................... 15 to 50
Machinery and equipment........................... 10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                          PAGE 3
                                     ANNEX 2                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

Monetary items at the exchange rate at the balance sheet date.

Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred. Income and expense items at an appropriate average exchange rate.

The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where suchn effects are considered significant.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2002 and 2001. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                          PAGE 4
                                     ANNEX 2                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
--------------------------------------------------------------------------------
corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the semi-annual amortization installments on its bank debt of in May and November 2002 aggregating $6.7 million and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at December 31, 2002 was $227,666) which were issued in 1993 as part of a $68 million issuance.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 9,708 (U.S. $941,345) at December 31, 2002, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,122 per month.
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

                                     ANNEX 3

                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                Final Printing
================================================================================================
                                                                              TOTAL AMOUNT
                                                                          (Thousands of Pesos)
                                                                       -------------------------
                                                NUMBER OF   OWNERSHIP  ACQUISITION      PRESENT
COMPANY NAME (1)           MAIN ACTIVITIES       SHARES        (2)         COST        VALUE (3)
================================================================================================
SUBSIDIARIES

1   CIA SIDERURGICA DE        MINI-MILL       474,393,215     99.99      38,359       1,581,846
    GUADALAJARA
2   CIA. SIDERURGICA DE       MINI-MILL           504,820     99.99         505          (6.532)
    OCCIDENTE
------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN
  SUBSIDIARIES                                                           38,864       1,575,314
================================================================================================
ASSOCIATEDS                                             0      0.00           0               0
------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                               0               0
================================================================================================
OTHER PERMANENT INVESTMENTS                                                                   0
------------------------------------------------------------------------------------------------
TOTAL                                                                                 1,575,314
================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4

                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                Final Printing
============================================================================================================
                                                                            DEPRECIATION     CARRYING VALUE
                     ACQUISITION     ACCUMULATED     CARRYING                    ON         (-) REVALUATION
CONCEPT                 COST         DEPRECIATION     VALUE    REVALUATION   REVALUATION    (-) DEPRECIATION
============================================================================================================
DEPRECIATION ASSETS
PROPERTY                367,673         94,852       272,821    1,118,873        264,911        1,126,783
MACHINERY               695,707        415,189       280,518    2,965,415        778,099        2,467,834
TRANSPORT                14,260         12,634         1,626       25,077         19,502            7,201
EQUIPMENT
OFFICE EQUIPMENT          3,239          2,956           283        4,093          2,938            1,438
COMPUTER                 23,975         13,158        10,817          330            330           10,817
EQUIPMENT
OTHER                         0              0             0            0              0                0
------------------------------------------------------------------------------------------------------------
DEPRECIABLES TOTAL    1,104,854        538,789       566,065    4,113,788      1,065,780        3,614,073
============================================================================================================
NOT DEPRECIATION
ASSETS
GROUNDS                  17,586              0        17,586      332,926              0          350,512
CONSTRUCTIONS IN         26,159              0        26,159        2,448              0           28,607
PROCESS
OTHER                   116,161              0       116,161            0              0          116,161
------------------------------------------------------------------------------------------------------------
NOT DEPRECIABLE         159,906              0       159,906      335,374              0          495,280
TOTAL
============================================================================================================
   TOTAL              1,264,760        538,789       725,971    4,449,162      1,065,780        4,109,353
============================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing

NOTES

OTHERS, ARE NON CURRENT INVENTORIES.

STOCK EXCHANGE CODE: SIMEC   MEXICAN STOCK EXCHANGE
GRUPO SIMEC, S.A. DE C.V.           ANNEX 05             QUARTER: 4   YEAR: 2002
                               CREDITS BREAK DOWN

                              (THOUSANDS OF PESOS)

JUDGED INFORMATION                                                                                                 Final Printing
                                                                                                                     CONSOLIDATED
---------------------------------------------------------------------------------------------------------------------------------
                                                          Denominated         Amortization of Credits in Foreign Currency With
                                                             Pesos            National Entities (Thousands Of $) Time Interval
                                                        ---------------     -----------------------------------------------------
Credit                                                             More
Type/                      Amortization     Rate of     Until      Than     Current   Unit 1   Unit 2   Unit 3   Unit 4    Until
Institution                     Date        Interest    1 Year     Year      Year      Year     Years    Years    Years   5 Years
---------------------------------------------------------------------------------------------------------------------------------
BANKS
---------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
---------------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                   15/11/2009        5.56        0         0       0        133,605      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                   15/11/2009        5.56        0         0       0         51,643      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                   15/11/2009        5.56        0         0       0         48,247      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANAMEX                     15/11/2009        5.85        0         0       0         28,265      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANAMEX                     15/11/2009        5.85        0         0       0         27,688      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA        15/11/2009        5.81        0         0       0         15,072      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANAMEX                     15/11/2009        5.85        0         0       0         11,762      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANAMEX                     15/11/2009        5.85        0         0       0          8,337      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA        15/11/2009        5.85        0         0       0          4,373      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCRESER                   15/11/2009        5.56        0         0       0          3,385      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA        15/11/2007        5.81        0         0       0          3,048      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA        15/11/2009        5.85        0         0       0          2,786      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
INVERLAT                    15/11/2009        5.56        0         0       0          1,627      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
ATLANTICO                   15/11/2009        5.56        0         0       0            995      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA COMMERCE BANK    15/11/2009        5.85        0         0       0              0      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                               0         0       0        340,833      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
---------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------------------------------------------------------------------------------------------
MEDIUM TERM NOTES           15/12/1998        9.33        0         0       0              0      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                      0         0       0              0      0       0         0        0
SUPPLIERS
---------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                             165,821         0       0         20,886      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                     165,821         0       0         20,886      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------

                                  Amortization of Credits in Foreign Currency With
                                   Foreing Entities (Thousands Of $) Time Interval
                             ---------------------------------------------------------
Credit
Type/                        Current   Until 1   Until 2   Until 3   Until 4   Until 5
Institution                    Year     Year      Years     Years     Years     Years
--------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------
WITH WARRANTY
--------------------------------------------------------------------------------------
BANCOMEXT                      0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANCOMEXT                      0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANCOMEXT                      0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANAMEX                        0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANAMEX                        0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA           0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANAMEX                        0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANAMEX                        0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA           0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANCRESER                      0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA           0               0    0          0        0          0
--------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA           0               0    0          0        0          0
--------------------------------------------------------------------------------------
INVERLAT                       0               0    0          0        0          0
--------------------------------------------------------------------------------------
ATLANTICO                      0               0    0          0        0          0
--------------------------------------------------------------------------------------
CALIFORNIA COMMERCE BANK       0             318    0          0        0          0
--------------------------------------------------------------------------------------
TOTAL BANKS                    0             318    0          0        0          0
--------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
--------------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------------
MEDIUM TERM NOTES          3,114               0    0          0        0          0
--------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE       3,114               0    0          0        0          0
--------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------
VARIOUS                        0          21,641    0          0        0          0
--------------------------------------------------------------------------------------
TOTAL SUPPLIERS                0          21,641    0          0        0          0
--------------------------------------------------------------------------------------

STOCK EXCHANGE CODE: SIMEC   MEXICAN STOCK EXCHANGE
GRUPO SIMEC, S.A. DE C.V.           ANNEX 05             QUARTER: 4   YEAR: 2002
                               CREDITS BREAK DOWN

                              (THOUSANDS OF PESOS)

JUDGED INFORMATION                                                                                                 Final Printing
                                                                                                                     CONSOLIDATED
---------------------------------------------------------------------------------------------------------------------------------
                                                          Denominated         Amortization of Credits in Foreign Currency With
                                                             Pesos            National Entities (Thousands Of $) Time Interval
                                                        ---------------     -----------------------------------------------------
Credit                                                             More
Type/                      Amortization     Rate of     Until      Than     Current   Unit 1   Unit 2   Unit 3   Unit 4    Until
Institution                     Date        Interest    1 Year     Year      Year      Year     Years    Years    Years   5 Years
---------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
---------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                              94,653         0       0        154,301      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                    94,653         0       0        154,301      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
                                                    260,474         0       0        516,020      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------

                                  Amortization of Credits in Foreign Currency With
                                   Foreing Entities (Thousands Of $) Time Interval
                             ---------------------------------------------------------
Credit
Type/                        Current   Until 1   Until 2   Until 3   Until 4   Until 5
Institution                    Year     Year      Years     Years     Years     Years
--------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------
VARIOUS                        0           4,167    0          0        0          0
--------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS              0           4,167    0          0        0          0
--------------------------------------------------------------------------------------
                           3,114          26,126    0          0        0          0
--------------------------------------------------------------------------------------

NOTES

1.- AT DECEMBER 31, 2002 COMPANIA SIDERURGICA DE GUADALAJARA, S.A. DE C.V. ("CSG") WAS NOT IN COMPLIANCE WITH VARIOUS FINANCIAL COVENANTS CONTAINED IN ITS BANK LOAN INSTRUMENTS. IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, SIMEC'S LONG TERM BANK HAS BEEN RECLASSIFIED AS CURRENT LIABILITIES.

2. SIMEC'S BANK DEBT IS SECURED BY A LIEN ON ALL THE PLANT, PROPERTY AND EQUIPMENT OF SIMEC.

3. THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2002 WAS PS. 10.3125.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                QUARTER:4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)

                                     ANNEX 6

                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                Final Printing
======================================================================================================
                                            DOLARS(1)              OTHER CURRENCIES
                                  --------------------------  --------------------------     TOTAL
                                  THOUSANDS OF  THOUSANDS OF  THOUSANDS OF  THOUSANDS OF  THOUSANDS OF
TRADE BALANCE                        DOLARS        PESOS         DOLARS        PESOS         PESOS
======================================================================================================
1. INCOME
================================
EXPORTS                             25,655       256,219               0         0          256,219
OTHER                                    0             0               0         0                0
-------------------------------------------------------------------------------------------------------
TOTAL                               25,655       256,219         256,219
-------------------------------------------------------------------------------------------------------
2. EXPENDITURE
================================
IMPORT (RAW MATERIALS)              22,255       221,083              29       297          221,380
INVESTMENTS                              0             0               0         0                0
OTHER                                4,037        39,834             474     4,751           44,585
TOTAL                               26,292       260,917             503     5,048          265,965
-------------------------------------------------------------------------------------------------------
NET BALANCE                           (637)       (4,698)           (503)   (5,048)          (9,746)
-------------------------------------------------------------------------------------------------------
FOREING MONETARY POSITION
================================
TOTAL ASSETS                         9,485        97,803               0         0           97,803
LIABILITIES POSITION                52,641       542,861             233     2,399          545,260
SHORT TERM LIABILITIES POSITION     52,641       542,861             233     2,399          545,260
LONG TERM LIABILITIES POSITION           0             0               0         0                0
-------------------------------------------------------------------------------------------------------
NET BALANCE                        (43,156)     (445,058)           (233)   (2,399)        (447,457)
-------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2002 WAS PS. 10.3125.

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
                             INTEGRATION AND INCOME
                      CALCULATION BY MONETARY POSITION (1)
                              (Thousands of Pesos)

                                     ANNEX 7                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
================================================================================
                                             (ASSET)
                                           LIABILITIES                 MONTHLY
                  MONETARY    MONETARY      MONETARY       MONTHLY     (PROFIT)
MONTH              ASSETS    LIABILITIES    POSITION      INFLATION    AND LOSS
================================================================================
JANUARY            423,075     1,201,247    (778,172)        0.92         7,183
FEBRUARY           423,148     1,165,656    (742,508)        0.06         (477)
MARCH              429,725     1,125,768    (696,043)        0.51         3,560
APRIL              455,138     1,127,491    (672,353)        0.55         3,673
MAY                482,116     1,161,221    (679,105)        0.20         1,376
JUNE               465,220     1,141,805    (676,585)        0.49         3,299
JULY               463,250       913,686    (450,436)        0.29         1,294
AUGUST             487,650       838,464    (350,814)        0.38         1,334
SEPTEMBER          517,117       877,210    (360,093)        0.60         2,166
OCTOBER            500,997       860,564    (359,567)        0.44         1,585
NOVEMBER           500,857       828,001    (327,144)        0.81         2,646
DECEMBER           502,611       798,812    (296,201)        0.44         1,289
ACTUALIZATION:           0             0            0        0.00           449
CAPITALIZATION:          0             0            0        0.00             0
FOREIGN CORP.:           0             0            0        0.00             0
OTHER                    0             0            0        0.00             0
================================================================================
TOTAL                                                                    29,377
================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing

================================================================================
               FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
================================================================================

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.
================================================================================

================================================================================
                      ACTUAL SITUATION OF FINANCIAL LIMITED
================================================================================

MEDIUM TERM NOTES
A) Not Accomplished the actual situation is 0.99 times.
B) Accomplished the actual situation is 0.31
C) Accomplished the actual situation is 7.55


As of December 31, 2002, the remaining balance of the MTNs not exchanged amounts to Ps. 3,114 ($302,000 dollars).

C.P. Adolfo Luna Luna
Chief Financial Officer
================================================================================

================================================================================
                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE
================================================================================

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9                        CONSOLIDATED
JUDGED INFORMATION                                                Final Printing
================================================================================
         PLANT                                                    PLANT
          OR                            ECONOMIC           CAPACITY UTILIZATION
        CENTER                          ACTIVITY              (1)       (%)
================================================================================
CIA. SIDERURGICA DE GUAD.     PRODUCTION AND SALES OF STEEL    480       84
                              PRODUCTS
CIA. SIDERURGICA DE CALIF.    PRODUCTION AND SALES OF STEEL    250       79
                              PRODUCTS
INDUSTRIAS DEL ACERO Y DEL                                       0        0
ALAMBRE                       SALE OF STEEL PRODUCTS             0        0
================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                    ANNEX 10

                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                Final Printing
================================================================================================
                                                                                       COST
                        MAIN                              MAIN             DOM.       PRODUCTION
    DOMESTIC          SUPPLIERS        FOREIGN          SUPPLIERS         SUBST.         (%)
================================================================================================
CHATARRA             VARIOUS         SCRAP            VARIOUS                SI          47.58
ENERGIA ELECTRICA    C.F.E.                                                  NO          12.08
FERROALEACIONES      MINERA AUTLAN   FERROALEACIONES  GFM TRADING            SI           7.08
ELECTRODOS           UCAR CARBON     ELECTRODES       SGL CARBON GROUP       SI           2.87
                     MEXICANA
================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                                 DOMESTIC SELLS

                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                Final Printing
=======================================================================================================
                         TOTAL PRODUCTION          NET SELLS          MARKET             MAIN
                         -----------------     -------------------     SHARE    -----------------------
MAIN PRODUCTS            VOLUME    AMOUNT      VOLUME     AMOUNT        (%)     TRADEMARKS    COSTUMERS
=======================================================================================================
STRUCTURAL PROFILES         197      451,899      185       692,460
COMMERCIAL PROFILES          68      139,052       55       172,326
REBAR                       108      210,129       79       244,471
FLAT BAR                     33       69,549       28        87,138
STEEL BARS                  180      419,534      178       596,871
OTHER                                               4        20,613
BILLET                       23       35,767       23        42,359
=======================================================================================================
  TOTAL                            1,325,930              1,856,238
=======================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                                  FOREIGN SELLS

                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                Final Printing
=======================================================================================================
                         TOTAL PRODUCTION          NET SELLS                             MAIN
                         -----------------     -------------------              -----------------------
MAIN PRODUCTS            VOLUME    AMOUNT      VOLUME     AMOUNT    DESTINATION  TRADEMARKS    COSTUMERS
=======================================================================================================
STRUCTURAL PROFILES                               13       43,102
COMMERCIAL PROFILES                               15       46,996
REBAR                                             35      103,808
STEEL BARS                                        11       41,757
FLAT BAR                                           6       20,556
=======================================================================================================
  TOTAL                                                   256,219
=======================================================================================================

NOTES

STOCK EXCHANGE CODE   SIMEC                               QUARTER:4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
                                    ANNEX 12
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

--------------------------------------------------------------------------------
            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                  --------------
NFEA BALANCE TO DECEMBER 31st OF :  2001                                     142
                                                                  --------------

                                                                  --------------
Number of shares Outstanding at the Date of the NFEA:             1,788,452,125
                      (Units)                                     --------------

    [X] ARE THE FIGURES FISCALLY AUDITED?          [ ] ARE THE FIGURES FISCALLY

--------------------------------------------------------------------------------
                       DIVIDENDS COLLECTED IN THE PERIOD
--------------------------------------------------------------------------------
                             NUMBER
                           OF SHARES
QUARTER      SERIES        OUTSTANDING         DATE OF SETTLEMENT     AMOUNT
--------------------------------------------------------------------------------
  0            0              0.00                                      0.00
================================================================================

--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEA OF THE PRESENT YEAR
================================================================================
   NFE FROM THE PERIOD JANUARY 1 TO          31 OF DECEMBER OF 2002

                                                              --------------
      FISCAL EARNINGS                                                     0
                                                              --------------
                                                              --------------
         - DETERMINED INCOME                                              0
                                                              --------------
                                                              --------------
         + DEDUCTED WORKER'S PRO                                          0
                                                              --------------
                                                              --------------
         - DETERMINED WORKE                                               0
                                                              --------------
                                                              --------------
         - DETERMINED RFE                                                 0
                                                              --------------
                                                              --------------
         - NON DEDUCTABLES                                                0
                                                              --------------
                                                              --------------
         NFE OF PERIOD:                                                   0
                                                              --------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEA AT THE END OF THE PERIOD
                           (Present year information)
================================================================================
                                                              -------------
   NFEA BALANCE TO 31 OF DECEMBER OF 2002                               152
                                                              -------------

                                                              -------------
Number of shares Outstanding at the Date of the NFEA:         2,160,625,003
     (Units)                                                  -------------
--------------------------------------------------------------------------------

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
                                    ANNEX 12
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEAR)
                              (Thousands of Pesos)

--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLENTARY
--------------------------------------------------------------------------------

   NFEA BALANCE TO DECEMBER 31st OF:       0000

                                                              --------------
   Number of shares Outstanding at the Date of the NFEA:                  0
                                                              --------------
                                                              --------------
                        (Units)                                           0
                                                              --------------
--------------------------------------------------------------------------------

STOCK EXCHANGE CODE: SIMEC                               QUARTER: 4   YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.
                                  ANNEX 12 - A
                SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL
                      EARNINGS ACCOUNT REINVERTED (NFEAR)
                              (Thousands of Pesos)

--------------------------------------------------------------------------------
            NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                  --------------
NFEAR BALANCE TO DECEMBER 31st OF:   2001                                      0
                                                                  --------------

                                                                  --------------
Number of shares Outstanding at the Date of the NFEAR:             1,788,452,125
                      (Units)                                     --------------

    [X] ARE THE FIGURES FISCALLY AUDITED?          [ ] ARE THE FIGURES FISCALLY
                                                       CONSOLIDATED?

--------------------------------------------------------------------------------
            DIVIDENDS PAID OUT IN THE PERIOD THAT COMES FROM DE NFEAR
--------------------------------------------------------------------------------
                             NUMBER
                           OF SHARES
QUARTER      SERIES        OUTSTANDING         DATE OF SETTLEMENT     AMOUNT
--------------------------------------------------------------------------------
  0            0              0.00                                      0.00
================================================================================

--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
================================================================================
   NFER FROM THE PERIOD TO                     31 OF DECEMBER OF 2002

                                                              -------------
      FISCAL EARNINGS:                                                    0
                                                              -------------
                                                              -------------
         + DEDUCTED WORKER'S PROFIT SHARE                                 0
                                                              -------------
                                                              -------------
         - DETERMINED INCOME TAX:                                         0
                                                              -------------
                                                              -------------
         - NON-DEDUCTABLES                                                0
                                                              -------------

                                                              -------------
  -(+) EARNINGS (LOSS) FROM FOREING OF PROFIT:                            0
                                                              -------------
                                                              -------------
         DETERMINATED RFE OF THE FISCAL YEAR                              0
                                                              -------------
                                                              -------------
         -INCOME TAX (DEFERED ISR):
                                                              -------------
                                                              -------------
         *FACTOR TO DETERMINE THE NFEAR:                                  0
                                                              -------------
                                                              -------------
          NFER FROM THE PERIOD                                            0
                                                              -------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEAR AT THE END OF THE PERIOD
================================================================================
                                                              -------------
   NFEAR BALANCE TO: 31 OF DECEMBER OF 2002                               0
                                                              -------------

                                                              -------------
   Number of shares Outstanding at the Date of the NFEAR:     2,160,625,003
     (Units)                                                  -------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY
================================================================================
                                                              -------------
   NFEAR BALANCE TO DECEMBER 31st OF: 0000                                0
                                                              -------------

                                                              -------------
   Number of shares Outstanding at the Date of the NFEAR:                 0
     (Units)                                                  -------------
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED
JUDGED INFORMATION                                                Final Printing

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

=======================================================================================================================
                                                                                                       CAPITAL STOCK
                                                   NUMBER OF SHARES                                (Thousands of Pesos)
          NOMINAL    VALID      --------------------------------------------------------         ----------------------
SERIES     VALUE    COUPON        PORTION       PORTION       MEXICAN        SUSCRIPTION         FIXED        VARIABLE
=======================================================================================================================
B                        0      305,667,000    1,854,958,003  2,160,625,003        222,963      1,353,024
-----------------------------------------------------------------------------------------------------------------------
TOTAL                           305,667,000    1,854,958,003              0  2,160,625,003        222,963     1,353,024
=======================================================================================================================

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,160,625,003

SHARES PROPORTION BY:

CPO'S:    0
ADRS's:   1,272,613 ADR'S OF 20 SHARES EACH ONE.
UNITS:    0
GDRS's:   0
ADS's:    0
GDS's:    0

                             REPURCHASED OWN SHARES

                 NUMBER OF                  MARKET VALUE OF THE SHARE
SERIES             SHARES           AT REPURCHASE               AT QUARTER
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               QUARTER:   4 YEAR: 2002
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED
JUDGED INFORMATION                                                Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

  /s/ LUIS GARCIA LIMON                                 /s/ ADOLFO LUNA LUNA
--------------------------                           --------------------------
  ING. LUIS GARCIA LIMON                               C.P. ADOLFO LUNA LUNA
  CHIEF EXECUTIVE OFFICER                             CHIEF FINANCIAL OFFICER

                       GUADALAJARA, JAL, AT MAY 2 OF 2003